
07054957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
(AMENDMENT 1)

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

IBA Health Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

IBA Health Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Gordan Mackay
Company Secretary
IBA Health Limited
Darling Park, Tower One, Level 8
201 Sussex Street
Sydney, NSW, 2000 Australia
Telephone: (011) (612) 8251-6700

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about May 16, 2007
(Date Rights Offer is to Commence)

exhibit index is on p. 2

Part I – Information Sent to Security Holders

1. Home Jurisdiction Documents.

    (a) On May 16, 2007, IBA Health Limited ("IBA") lodged a prospectus regarding a renounceable rights issue by IBA to its shareholders with the Australian Securities and Investments Commission, which it filed with the Securities Exchange Commission on Form CB.

    (b) On June 1, 2007 IBA lodged the attached supplementary prospectus regarding the renounceable rights issue (attached as Exhibit 1). p.4

2. Informational Legends.

    Not applicable.

Part II – Information Not Required to be Sent to Security Holders

IBA has lodged the following announcements relating to the rights issue with the Australian Stock Exchange.

Date	Announcement	Attached as Exhibit
June 1, 2007	IBA / iSOFT Merger Update	2
June 4, 2007	IBA / iSOFT Merger Update	3

p. 8
p. 14

Part III – Consent to Service of Process

Concurrently with the furnishing of the original Form CB, IBA filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBA HEALTH LIMITED

By: [signature]

Name: Gary Cohen

Title: Chairman

Date: 5.6.07

IBA Health Limited
ABN 66 063 539 702

Supplementary Prospectus

About this Supplementary Prospectus

This is a supplementary prospectus dated 1 June 2007 which was lodged with the Australian Securities and Investments Commission (***ASIC***) on that date (***Supplementary Prospectus***) in accordance with section 719(1) of the *Corporations Act 2001* (Cth) (***Corporations Act***). This Supplementary Prospectus supplements the prospectus dated 16 May 2007 (***Original Prospectus***) which was lodged by IBA Health Limited ABN 66 063 539 702 (***IBA***) with ASIC on that date. This Supplementary Prospectus must be read together with the Original Prospectus.

Terms defined in the Original Prospectus have the same meanings in this Supplementary Prospectus except where otherwise defined in this Supplementary Prospectus.

Supplementary information

1. CSC consent – disclosure and status

Under the CSC Contract, CSC has the right to terminate the CSC Contract if there is a change of control of iSOFT to which CSC does not consent, such consent not to be unreasonably withheld or delayed. As disclosed in Section 6.2.4.2 of the Original Prospectus, it is a condition of the Merger that iSOFT obtains CSC's consent to the change of control of iSOFT which would result from the completion of the Merger (***CSC Consent***) and therefore IBA and iSOFT have held discussions with CSC regarding this matter. As further disclosed in that Section, CSC had indicated that, for its consent to be forthcoming, it will need to be satisfied that the acquisition by IBA will enhance the ability of iSOFT to deliver under NPfIT.

On 29 May 2007 (Sydney time), iSOFT received a letter from CSC in which it advised that it does not intend to consent to the Merger and on 30 May 2007 (Sydney time) CSC confirmed this in a market release issued to the New York Stock Exchange. IBA and iSOFT are continuing their discussions with CSC and are seeking to resolve any issues and concerns CSC may have such that the CSC Consent can be obtained.

IBA and iSOFT have also been advised that there is a reasonable basis for arguing that CSC has unreasonably withheld and / or delayed its consent to the change of control of iSOFT which would result from the completion of the Merger and both IBA and iSOFT are considering their rights in relation to this matter, including iSOFT initiating proceedings to ensure that consent is not unlawfully withheld.

In the event that the CSC Consent is not ultimately obtained, it will not be possible to complete the Merger in the form proposed in the Original Prospectus. Further implications are set out below.

2. Impact on offer for iSOFT

As mentioned above and as disclosed in the Original Prospectus, it is a condition of the Merger that iSOFT obtains the CSC Consent.

If the CSC Consent cannot be obtained, then as previously disclosed in the Original Prospectus, IBA will seek the permission of the Takeover Panel to invoke this condition and therefore cause the Merger to lapse. The IBA Board considers that there continues to be a reasonable basis to believe that IBA will be permitted by the Takeover Panel to invoke the condition thereby causing the Merger to lapse, but this cannot be guaranteed. If the Takeover Panel's permission is not granted, IBA will be obliged to proceed with the Merger, which will remain subject to certain conditions including but not limited to iSOFT Shareholder Approval.

As at the date of this Supplementary Prospectus, the directors of iSOFT have not withdrawn, qualified or modified their recommendation of the Merger as a consequence of the receipt of CSC's letter of 29 May 2007.

3. Impact on equity raising

The Underwriter may terminate its obligations under the Underwriting Agreement if certain events occur, as set out in the Underwriting Agreement and summarised in Section 9.4.3 of the Original Prospectus. As a consequence of the receipt of CSC's letter of 29 May 2007 and the need to lodge this Supplementary Prospectus, certain termination events set out in the Underwriting Agreement have been triggered which provide the Underwriter with the right to terminate its obligations under the Underwriting Agreement in relation to both the Rights Issue and the Conditional Placement. The Underwriter has not yet exercised its termination right, but the Underwriter has notified IBA that it is reserving its right to exercise that termination right and that it expects to advise IBA on or before 15 June 2007 as to whether it will be exercising its termination right.

In the event that the Underwriter terminates the Underwriting Agreement, then IBA is unlikely to be able to raise the A$200 million it was seeking from the Rights Issue and the Conditional Placement. These funds, together with the funds to be raised under the New Debt Facilities (see Section 4 below) are required for the purpose of supporting the working capital position of the Enlarged Group following completion of the Merger. They are intended to be used to refinance iSOFT's existing bank debt and partially to fund the Enlarged Group's ongoing working capital requirements and integration costs (as well as the costs, fees and expenses associated with the Rights Issue, Conditional Placement, New Debt Facilities and the Merger). If the Merger were to be completed without these funds, IBA would need to seek alternative sources of debt and / or equity capital for these purposes. If alternative sources of debt and / or equity capital were not able to be sourced, then this would have a materially adverse effect on the financial position, performance and prospects of the Enlarged Group.

4. Debt raising

As set out in Section 9.5 of the Original Prospectus, IBA has entered into a Facilities Agreement with ABN AMRO which provides for a term loan facility, bank guarantee facility and a multicurrency revolving credit facility totalling £130 million to be made available to iSOFT upon its accession to the Facilities Agreement as a Borrower (as defined in that agreement). It is a condition precedent to first draw down under the New Debt Facilities that the CSC Consent is obtained. Accordingly, if that condition precedent is not satisfied IBA would be prevented from drawing down under the New Debt Facilities.

Draw down under the New Debt Facilities is also conditional on IBA raising at least £80 million (c. A$190 million) from the Rights Issue and the Conditional Placement (as more fully described in the Original Prospectus). If for the reason set out in Section 3 above the £80 million were not to be raised, this would be another circumstance potentially preventing IBA from drawing down under the New Debt Facilities.

This debt funding is necessary to support the working capital position of the Enlarged Group. If the Merger were to be completed without these funds, IBA would need to seek alternative sources of debt and / or equity capital to finance the Enlarged Group. If alternative sources of debt and / or equity capital were not able to be sourced, then this would have a materially adverse effect on the financial position, performance and prospects of the Enlarged Group.

5. Amended Rights Issue timetable

IBA's listed securities were placed in a trading halt on 29 and 30 May 2007 and were suspended from trading on 31 May 2007.

As a consequence of the trading halt and suspension, the timetable for the Rights Issue will be amended in accordance with the Listing Rules. IBA has also determined to extend the closing date for acceptances and payment under the Rights Issue. The key dates of the Rights Issue are now as follows:

Event	Date
Lodgement of Original Prospectus with ASIC and announcement of the Rights Issue	16 May 2007
Rights trading commences	18 May 2007
Record Date for Entitlements under the Rights Issue	24 May 2007
Prospectus and Entitlement and Acceptance Forms despatched	25 May 2007
Lodgement of Supplementary Prospectus with ASIC	1 June 2007
Rights trading ends	19 June 2007
New Shares commence trading on a deferred settlement basis	20 June 2007
Closing date for acceptances and payment in full	26 June 2007
Allotment of New Shares	3 July 2007
Despatch of holding statements	4 July 2007
Normal trading commences for New Shares on ASX	5 July 2007

The timetable for the Merger and the Conditional Placement, as disclosed in the Original Prospectus, remains unchanged.

6. What this means for you

Refund of Application Monies

If you have already applied for New Shares under the Rights Issue on or before the date of this Supplementary Prospectus, then pursuant to sub-section 724(2) of the Corporations Act IBA will refund your Applications Monies in full (without interest) as soon as practicable and further provide you with a new Application Form with your refund should you wish to re-apply for New Shares under the Rights Issue.

Applying for New Shares

If you have not yet applied for New Shares, but would still like to do so (or if your Application Monies are refunded as set out above, but you would still like to apply for New Shares), you may do so by completing the Entitlement and Acceptance Form that accompanied the Original Prospectus (or your refund) in accordance with the instructions set out in that form, and returning it, together with your cheque or bank draft in Australian currency (drawn on an Australian branch of a financial institution), in the reply paid envelope enclosed with the Original Prospectus (or your refund) - overseas Eligible Shareholders will need to affix appropriate postage if sent by mail - by mail or hand delivery to IBA's Share Registry at the following address:

Mail to
Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001
AUSTRALIA

Hand deliver to
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
AUSTRALIA

so that it is received no later than 5.00pm Sydney time on Tuesday 26 June 2007.

Please refer to Section 2 of the Original Prospectus for details of the options available to Eligible Shareholders in respect of your Entitlement.

If IBA becomes aware that the Merger will not proceed after the New Shares have been issued, within three months of becoming so aware, IBA will seek to return capital in an amount approximately equal to the funds raised through the Rights Issue (net of fees and expenses associated with the Rights Issue, which are set out in Section 9.9 of the Original Prospectus). Refer to Section 1.10 of the Original Prospectus for further details of the consequences if the Merger does not proceed.

Rights trading

You may still trade your Rights on ASX, as detailed in Section 2.1.4 of the Original Prospectus. Under the new Rights Issue timetable, trading on ASX ends at 4.00pm Sydney time on Tuesday 19 June 2007.

Further developments

IBA will continue to keep Eligible Shareholders updated in relation to any material developments with CSC, by way of announcements to ASX and, if necessary, any further Supplementary Prospectus.

Consent to lodgement

Each director of IBA and each person named in the Prospectus as a proposed director of IBA has given, and not withdrawn, their consent to the lodgement of this Supplementary Prospectus with ASIC. This Supplementary Prospectus has been signed by Steve Garrington, Director, on behalf of IBA.

As stated above, this Supplementary Prospectus must be read together with the Original Prospectus. In particular, in considering whether to participate in the Rights Issue, you should consider the risk factors that could affect the performance of IBA and the Enlarged Group set out in Section 6 of the Original Prospectus. If you are uncertain as to the action you should take in respect of the Rights Issue, you should consult with your stockbroker, solicitor, accountant and / or other financial adviser.

S A. Garrington

Steve Garrington
Director
IBA Health Limited


iSOFT
ibahealth

ANNOUNCEMENT TO THE ASX

IBA / iSOFT MERGER UPDATE

Joint release by iSOFT Group plc ("iSOFT") and IBA Health Limited ("IBA")

Sydney – 1 June 2007 – IBA Health Limited (ASX: IBA) - Further to the previous statement concerning CSC on 29 May 2007 IBA and iSOFT are issuing this joint statement to update their respective shareholders on the progress of IBA's recommended all-share Offer for iSOFT.

IBA's securities were placed in a trading halt on 29 May 2007 following advice from iSOFT that it had received a letter from CSC Computer Sciences Limited ("CSC") advising that CSC does not intend to consent to IBA's acquisition of iSOFT. It is a condition of the acquisition that iSOFT obtains CSC's consent to the change of control of iSOFT that would result from completion of the acquisition.

Gary Cohen, Executive Chairman of IBA Health, said "IBA and iSOFT were surprised at the receipt of the letter from CSC in the light of previous discussions which both IBA and iSOFT had held with CSC. Both IBA and iSOFT are seeking urgent further discussions with CSC to resolve any issues and concerns that CSC may have so that CSC can consent to the Merger. IBA and iSOFT have also been advised that there is a reasonable basis for arguing that CSC has unreasonably withheld and/or delayed its consent. Both IBA and iSOFT are considering their rights and what further action to take in the light of this advice.

"The financial plan proposed by IBA will provide the financial stability and continuity to iSOFT to ensure the NPfIT programme is on a sound footing and will provide a platform for growing the business in the future.

"The boards of IBA and iSOFT have confirmed their commitment to the flagship products of the NHS programme and to the delivery of iSOFT's existing contractual commitments to CSC. We will work with the board of iSOFT to secure the CSC consent," concluded Mr Cohen.

Mr John Weston, Chairman and Acting CEO of iSOFT, said "The iSOFT Directors maintain their stated intention to recommend unanimously to iSOFT shareholders to vote in favour of the all-share offer under which IBA will acquire the entire ordinary share capital of iSOFT, and which represents the most attractive option for our shareholders.

"We believe IBA's offer and the associated refinancing of the combined business's balance sheet will secure iSOFT's financial position and enhance its ability to meet commitments to the NPfIT programme. We are seeking urgent clarification from CSC regarding the reasons for the recent changes in their position and are initiating proceedings to ensure that consent is not unlawfully withheld", concluded Mr Weston.

IBA has today lodged with the Australian Securities and Investments Commission a Supplementary Prospectus to the Original Prospectus dated 16 May 2007.The Supplementary Prospectus must be read together with the Original Prospectus, both of which will be available from the IBA website:

http://www.ibahealth.com/html/renounceable_rights_issue_prospectus.cfm

The Supplementary Prospectus is attached to this release.

This announcement will be published on the Regulatory News Services (RNS) in the UK.

End of release



For further information contact:

IBA Health Limited
Gary Cohen
Executive Chairman
Phone: +61 2 8251 6700

Email: gary.cohen@ibahealth.com

iSOFT Group plc
John Weston, Chairman
Gavin James, Group Finance Director
John White, Director of Corporate Communications

Phone: +44 1925 283 423

Media
Greg King
Communications and Business Development Director
IBA Health Limited
Phone: +61 413 621 111

Email: greg.king@ibahealth.com

Maitland
Neil Bennett
Brian Hudspith
Phone +44 20 7379 5151

Financial Dynamics
Giles Sanderson
Andrew Lorenz
Phone +44 20 7831 3113

About IBA Health

IBA Health Limited (ASX-IBA) is the largest health information technology company listed on the Australian Securities Exchange.

IBA Health provides information and communication solutions to connect providers, payers, patients and communities. IBA Health's range of systems are designed to support workflows across all health sectors including hospitals, clinics, aged and community care facilities, primary care as well as claims and payments processes

IBA Health has a global team of over 500 health and technology professionals who work with healthcare providers to bring an unrivalled depth of experience to address all aspects of their partners' care delivery needs.

IBA Health has over 500 hospital and clinic installations covering Australia, New Zealand, South East Asia, China, India, The Middle East and South Africa. Industry leading customers include tertiary research and teaching facilities and multi enterprise care delivery organisations

In Australia IBA Health is a leading provider to over 5,000 Primary Care providers, 300 Aged and Community Care facilities, 50% of Private Hospitals, public hospitals and the Australian Defence Force. With one of the largest eHealth Network in the Southern Hemisphere IBA is at the forefront of transmitting both financial and clinical data to General, Specialist and Allied Health professionals, Medicare Australia and Private Health Funds

For more information on IBA Health, please visit the Company's website at www.ibahealth.com

Notice of Dealing Disclosure Requirements Under The UK City Code on Takeovers and Mergers

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of IBA Health Limited or of iSOFT Group plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of IBA Health Limited or iSOFT Group plc, they will be deemed to be a single person for the purpose of Rule 8.3

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of IBA Health Limited, or of iSOFT Group plc by IBA Health Limited or iSOFT Group plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Attention is also drawn to the announcement made by IBA on 23 May 2007 explaining the application of Rule 8.3 to persons who take up or deal in entitlements under the Rights Issue or who underwrite the Rights Issue

IBA Health Limited
ABN 66 063 539 702

Supplementary Prospectus

About this Supplementary Prospectus

This is a supplementary prospectus dated 1 June 2007 which was lodged with the Australian Securities and Investments Commission (***ASIC***) on that date (***Supplementary Prospectus***) in accordance with section 719(1) of the *Corporations Act 2001* (Cth) (***Corporations Act***). This Supplementary Prospectus supplements the prospectus dated 16 May 2007 (***Original Prospectus***) which was lodged by IBA Health Limited ABN 66 063 539 702 (***IBA***) with ASIC on that date. This Supplementary Prospectus must be read together with the Original Prospectus.

Terms defined in the Original Prospectus have the same meanings in this Supplementary Prospectus except where otherwise defined in this Supplementary Prospectus.

Supplementary information

1. CSC consent – disclosure and status

Under the CSC Contract, CSC has the right to terminate the CSC Contract if there is a change of control of iSOFT to which CSC does not consent, such consent not to be unreasonably withheld or delayed. As disclosed in Section 6.2.4.2 of the Original Prospectus, it is a condition of the Merger that iSOFT obtains CSC's consent to the change of control of iSOFT which would result from the completion of the Merger (***CSC Consent***) and therefore IBA and iSOFT have held discussions with CSC regarding this matter. As further disclosed in that Section, CSC had indicated that, for its consent to be forthcoming, it will need to be satisfied that the acquisition by IBA will enhance the ability of iSOFT to deliver under NPfIT.

On 29 May 2007 (Sydney time), iSOFT received a letter from CSC in which it advised that it does not intend to consent to the Merger and on 30 May 2007 (Sydney time) CSC confirmed this in a market release issued to the New York Stock Exchange. IBA and iSOFT are continuing their discussions with CSC and are seeking to resolve any issues and concerns CSC may have such that the CSC Consent can be obtained.

IBA and iSOFT have also been advised that there is a reasonable basis for arguing that CSC has unreasonably withheld and / or delayed its consent to the change of control of iSOFT which would result from the completion of the Merger and both IBA and iSOFT are considering their rights in relation to this matter, including iSOFT initiating proceedings to ensure that consent is not unlawfully withheld.

In the event that the CSC Consent is not ultimately obtained, it will not be possible to complete the Merger in the form proposed in the Original Prospectus. Further implications are set out below.

2. Impact on offer for iSOFT

As mentioned above and as disclosed in the Original Prospectus, it is a condition of the Merger that iSOFT obtains the CSC Consent.

If the CSC Consent cannot be obtained, then as previously disclosed in the Original Prospectus, IBA will seek the permission of the Takeover Panel to invoke this condition and therefore cause the Merger to lapse. The IBA Board considers that there continues to be a reasonable basis to believe that IBA will be permitted by the Takeover Panel to invoke the condition thereby causing the Merger to lapse, but this cannot be guaranteed. If the Takeover Panel's permission is not granted, IBA will be obliged to proceed with the Merger, which will remain subject to certain conditions including but not limited to iSOFT Shareholder Approval.

As at the date of this Supplementary Prospectus, the directors of iSOFT have not withdrawn, qualified or modified their recommendation of the Merger as a consequence of the receipt of CSC's letter of 29 May 2007.

3. Impact on equity raising

The Underwriter may terminate its obligations under the Underwriting Agreement if certain events occur, as set out in the Underwriting Agreement and summarised in Section 9.4.3 of the Original Prospectus. As a consequence of the receipt of CSC's letter of 29 May 2007 and the need to lodge this Supplementary Prospectus, certain termination events set out in the Underwriting Agreement have been triggered which provide the Underwriter with the right to terminate its obligations under the Underwriting Agreement in relation to both the Rights Issue and the Conditional Placement. The Underwriter has not yet exercised its termination right, but the Underwriter has notified IBA that it is reserving its right to exercise that termination right and that it expects to advise IBA on or before 15 June 2007 as to whether it will be exercising its termination right.

In the event that the Underwriter terminates the Underwriting Agreement, then IBA is unlikely to be able to raise the A$200 million it was seeking from the Rights Issue and the Conditional Placement. These funds, together with the funds to be raised under the New Debt Facilities (see Section 4 below) are required for the purpose of supporting the working capital position of the Enlarged Group following completion of the Merger. They are intended to be used to refinance iSOFT's existing bank debt and partially to fund the Enlarged Group's ongoing working capital requirements and integration costs (as well as the costs, fees and expenses associated with the Rights Issue, Conditional Placement, New Debt Facilities and the Merger). If the Merger were to be completed without these funds, IBA would need to seek alternative sources of debt and / or equity capital for these purposes. If alternative sources of debt and / or equity capital were not able to be sourced, then this would have a materially adverse effect on the financial position, performance and prospects of the Enlarged Group.

4. Debt raising

As set out in Section 9.5 of the Original Prospectus, IBA has entered into a Facilities Agreement with ABN AMRO which provides for a term loan facility, bank guarantee facility and a multicurrency revolving credit facility totalling £130 million to be made available to iSOFT upon its accession to the Facilities Agreement as a Borrower (as defined in that agreement). It is a condition precedent to first draw down under the New Debt Facilities that the CSC Consent is obtained. Accordingly, if that condition precedent is not satisfied IBA would be prevented from drawing down under the New Debt Facilities.

Draw down under the New Debt Facilities is also conditional on IBA raising at least £80 million (c. A$190 million) from the Rights Issue and the Conditional Placement (as more fully described in the Original Prospectus). If for the reason set out in Section 3 above the £80 million were not to be raised, this would be another circumstance potentially preventing IBA from drawing down under the New Debt Facilities.

This debt funding is necessary to support the working capital position of the Enlarged Group. If the Merger were to be completed without these funds, IBA would need to seek alternative sources of debt and / or equity capital to finance the Enlarged Group. If alternative sources of debt and / or equity capital were not able to be sourced, then this would have a materially adverse effect on the financial position, performance and prospects of the Enlarged Group.

5. Amended Rights Issue timetable

IBA's listed securities were placed in a trading halt on 29 and 30 May 2007 and were suspended from trading on 31 May 2007.

As a consequence of the trading halt and suspension, the timetable for the Rights Issue will be amended in accordance with the Listing Rules. IBA has also determined to extend the closing date for acceptances and payment under the Rights Issue. The key dates of the Rights Issue are now as follows:

Event	Date
Lodgement of Original Prospectus with ASIC and announcement of the Rights Issue	16 May 2007
Rights trading commences	18 May 2007
Record Date for Entitlements under the Rights Issue	24 May 2007
Prospectus and Entitlement and Acceptance Forms despatched	25 May 2007
Lodgement of Supplementary Prospectus with ASIC	1 June 2007
Rights trading ends	19 June 2007
New Shares commence trading on a deferred settlement basis	20 June 2007
Closing date for acceptances and payment in full	26 June 2007
Allotment of New Shares	3 July 2007
Despatch of holding statements	4 July 2007
Normal trading commences for New Shares on ASX	5 July 2007

The timetable for the Merger and the Conditional Placement, as disclosed in the Original Prospectus, remains unchanged.

6. What this means for you

Refund of Application Monies

If you have already applied for New Shares under the Rights Issue on or before the date of this Supplementary Prospectus, then pursuant to sub-section 724(2) of the Corporations Act IBA will refund your Applications Monies in full (without interest) as soon as practicable and further provide you with a new Application Form with your refund should you wish to re-apply for New Shares under the Rights Issue.

Applying for New Shares

If you have not yet applied for New Shares, but would still like to do so (or if your Application Monies are refunded as set out above, but you would still like to apply for New Shares), you may do so by completing the Entitlement and Acceptance Form that accompanied the Original Prospectus (or your refund) in accordance with the instructions set out in that form, and returning it, together with your cheque or bank draft in Australian currency (drawn on an Australian branch of a financial institution), in the reply paid envelope enclosed with the Original Prospectus (or your refund) - overseas Eligible Shareholders will need to affix appropriate postage if sent by mail - by mail or hand delivery to IBA's Share Registry at the following address:

Mail to
Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001
AUSTRALIA

Hand deliver to
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
AUSTRALIA

so that it is received no later than 5.00pm Sydney time on Tuesday 26 June 2007.

Please refer to Section 2 of the Original Prospectus for details of the options available to Eligible Shareholders in respect of your Entitlement.

If IBA becomes aware that the Merger will not proceed after the New Shares have been issued, within three months of becoming so aware, IBA will seek to return capital in an amount approximately equal to the funds raised through the Rights Issue (net of fees and expenses associated with the Rights Issue, which are set out in Section 9.9 of the Original Prospectus). Refer to Section 1.10 of the Original Prospectus for further details of the consequences if the Merger does not proceed.

Rights trading

You may still trade your Rights on ASX, as detailed in Section 2.1.4 of the Original Prospectus. Under the new Rights Issue timetable, trading on ASX ends at 4.00pm Sydney time on Tuesday 19 June 2007.

Further developments

IBA will continue to keep Eligible Shareholders updated in relation to any material developments with CSC, by way of announcements to ASX and, if necessary, any further Supplementary Prospectus.

Consent to lodgement

Each director of IBA and each person named in the Prospectus as a proposed director of IBA has given, and not withdrawn, their consent to the lodgement of this Supplementary Prospectus with ASIC. This Supplementary Prospectus has been signed by Steve Garrington, Director, on behalf of IBA.

As stated above, this Supplementary Prospectus must be read together with the Original Prospectus. In particular, in considering whether to participate in the Rights Issue, you should consider the risk factors that could affect the performance of IBA and the Enlarged Group set out in Section 6 of the Original Prospectus. If you are uncertain as to the action you should take in respect of the Rights Issue, you should consult with your stockbroker, solicitor, accountant and / or other financial adviser.

S.A. Garrington

Steve Garrington
Director
IBA Health Limited



ANNOUNCEMENT TO THE ASX

IBA / iSOFT MERGER UPDATE

iSOFT to commence legal action against CSC

Sydney – Monday, 4 June 2007 – IBA Health Limited (ASX: IBA) - Australia's largest ASX listed eHealth company advises the following statement was released by iSOFT Group plc on Friday, June 1 2007 on the Regulatory News Services (RNS) in the UK.

Start of iSOFT Statement

1 June 2007

Consent status of Computer Sciences Corporation ("CSC") with regard to the merger of iSOFT Group plc ("iSOFT" or "the Company") and IBA Health Limited ("IBA")

iSOFT and IBA today issued a joint statement on their progress in obtaining consent from CSC to the change in control of iSOFT that would result from the merger of iSOFT and IBA. iSOFT is issuing this statement in order to give its shareholders further background to the situation and the actions that it is taking.

Following detailed discussions over several months involving IBA, iSOFT and CSC, on 20 April 2007, CSC indicated in writing to iSOFT that, subject to certain conditions, CSC did not intend to withhold its consent. Prior to the announcement of the IBA offer, CSC indicated issues with regard to IBA, but subsequently agreed to the explanation of the CSC consent condition set out in IBA's formal offer announcement issued on 15 May 2007.

CSC has previously indicated the criteria that it wishes to apply in considering whether to consent. These include the extent to which CSC believes the transaction will improve iSOFT's ability to deliver its obligations to CSC under NPfIT. Whilst this is not a test required by the contract between iSOFT and CSC (the "Contract"), the Board of iSOFT believes that the merged iSOFT / IBA would be better placed to perform the obligations as CSC's subcontractor under NPfIT due to the increased financial stability and additional development resources that the merged organisation would enjoy.

Separately, there is an ongoing discussion between iSOFT and CSC in relation to the management of iSOFT's work on the NPfIT programme. In summary, CSC has made it clear it wishes to take a greater role therein and, subject to agreeing an appropriate commercial framework, iSOFT has indicated that it is prepared to agree to this. Shareholders will, however, be aware that the existing agreement with CSC allows them to "step in" to the management of the Contract without iSOFT's consent in certain circumstances. Whilst this would be an event of default under iSOFT's banking agreements and one that the Board of iSOFT would regard as an unwelcome act, the ongoing financial impact on iSOFT would depend, inter alia, on CSC's conduct of the programme thereafter and there are circumstances in which at best this could be largely neutral. In any event, the Board of iSOFT regards this as a commercial discussion between it and CSC that is separate from the consent condition although, for the reasons outlined above, the Board believes that the IBA merger can only enhance iSOFT's support for CSC on the Contract.

On 28 May 2007, CSC indicated in writing that it did not intend to consent. This came as a surprise to the Board of iSOFT who had believed that the matter was still under consideration. iSOFT immediately announced CSC's decision to the market and this was confirmed in an announcement by CSC on 30 May 2007.

The iSOFT board does not believe that CSC has given any satisfactory explanation as to why its intentions have changed since its letter of 20 April 2007. The Contract requires CSC not to unreasonably



withhold or delay its consent. In these circumstances, iSOFT has been advised that there is a reasonable basis for arguing in a Court of law that CSC has unreasonably withheld and / or delayed its consent.

iSOFT is also concerned that CSC's wider interests may be influencing its conduct on this matter.

CSC has been considering a possible offer for iSOFT since November 2006, when it was formally given access to a data room containing information on iSOFT for this purpose. More recently, iSOFT understands that CSC has also been considering a possible offer structure for iSOFT that could involve the Californian based private equity fund Gores. No firm offer from either CSC or Gores has been forthcoming to date. In the week beginning 21 May 2007, CSC approached iSOFT's financing banks to explore whether it could purchase iSOFT's debt. This approach was made without the knowledge of iSOFT and CSC has not, in iSOFT's view, provided a satisfactory explanation for this approach.

Against this background, it is with regret that the Board of iSOFT feels it has no alternative but now to initiate proceedings to protect the Company and its shareholders' position. The objective of these proceedings is to ensure that CSC does not unlawfully withhold consent to a transaction that in the view of the iSOFT Board, inter alia, places iSOFT in a stronger position to discharge its obligations under NPfIT.

Notwithstanding this development, iSOFT intends to continue to work constructively with CSC to deliver the NPfIT contract, which remains an absolute priority for iSOFT. We also intend separately to continue the dialogue with CSC on the ongoing management of the programme.

A further announcement will be made in due course.

Contacts
iSOFT Group plc +44 (0)1925 283 423
Gavin James – Group Finance Director
John White – Director of Corporate Communications

Financial Dynamics +44 (0)20 7831 3113
Giles Sanderson
Andrew Lorenz

End of iSOFT Statement

End of release

For further information contact:

Gary Cohen
Executive Chairman
IBA Health Limited
Phone: +61 2 8251 6700

Email: gary.cohen@ibahealth.com

Media
Greg King
Communications and Business Development Director
IBA Health Limited
Phone: +61 413 621 111

Email: greg.king@ibahealth.com

About IBA Health

IBA Health Limited (ASX-IBA) is the largest health information technology company listed on the Australian Securities Exchange.

IBA Health provides information and communication solutions to connect providers, payers, patients and communities. IBA Health's range of systems are designed to support workflows across all health sectors including hospitals, clinics, aged and community care facilities, primary care as well as claims and payments processes.

IBA Health has a global team of over 500 health and technology professionals who work with healthcare providers to bring an unrivalled depth of experience to address all aspects of their partners' care delivery needs.

IBA Health has over 500 hospital and clinic installations covering Australia, New Zealand, South East Asia, China, India, The Middle East and South Africa. Industry leading customers include tertiary research and teaching facilities and multi enterprise care delivery organisations

In Australia IBA Health is a leading provider to over 5,000 Primary Care providers, 300 Aged and Community Care facilities, 50% of Private Hospitals, public hospitals and the Australian Defence Force. With one of the largest eHealth Network in the Southern Hemisphere IBA is at the forefront of transmitting both financial and clinical data to General, Specialist and Allied Health professionals, Medicare Australia and Private Health Funds

For more information on IBA Health, please visit the Company's website at www.ibahealth.com

Notice of Dealing Disclosure Requirements Under The UK City Code on Takeovers and Mergers

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of IBA Health Limited or of iSOFT Group plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative



referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to Acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of IBA Health Limited or iSOFT Group plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of IBA Health Limited, or of iSOFT Group plc by IBA Health Limited or iSOFT Group plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Attention is also drawn to the announcement made by IBA on 23 May 2007 explaining the application of Rule 8.3 to persons who take up or deal in entitlements under the Rights Issue or who underwrite the Rights Issue.

END